Mail Stop 6010

December 1, 2008

Fuad El-Hibri
Chief Executive Officer
Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, MD 20850

> **Re: Emergent BioSolutions Inc.**
> **Registration Statement on Form S-3**
> **Filed November 12, 2008**
> **File No. 333-155311**

Dear Mr. El-Hibri:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your registration statement does not disclose details of the private placement transaction(s) in which the shares you now seek to register were initially sold. Please revise the disclosure in your Form S-3 to include a complete description of those private placement transaction(s).

2. We note the selling shareholders are the beneficial owners of approximately 47% of the company's outstanding shares of common stock. Given the beneficial ownership of the selling shareholders and the fact that the selling shareholders are affiliates of the company, it appears that the transaction may be considered to be a primary offering. Please tell us your basis for determining the transaction is

appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). See Telephone Interpretations Manual Interpretation D.29. Please include in this analysis your basis for determining that each affiliated selling shareholder is not an underwriter. Please provide a separate analysis for each affiliated selling shareholder.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mike Rosenthall at (202) 551-3674 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Brian A. Johnson, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        399 Park Avenue
        New York, NY 10022
        Fax: 212-230-8888

        Denise Esposito, Esq.
        Senior Vice President, Legal Affairs, General Counsel and Secretary
        Emergent BioSolutions Inc.
        2273 Research Boulevard, Suite 400
        Rockville, MD 20850
        Fax: 301-795-1899